                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K


                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of August 1999.
                            DENISON INTERNATIONAL plc
                 (Translation of registrant's name into English)

                                  Masters House
                              107 Hammersmith Road
                                 London W14 0QH
                                     England
                    (Address of principal executive offices)

                            DENISON INTERNATIONAL plc

                                TABLE OF CONTENTS


Part I. Financial Information                                               Page

     Item 1. Financial Statements (Unaudited)

     Condensed Consolidated Balance Sheets as of                               3
     June 30, 1999 and December 31, 1998

     Condensed Consolidated Statements of Operations for                       4
     the three and six months ended June 30, 1999 and 1998

     Condensed Consolidated Statements of Cash Flows                           5
     for the six months ended June 30, 1999 and 1998

     Notes to Condensed Consolidated Financial Statements                      6

     Item 2. Management's Discussion and Analysis of                          10
             Financial Condition And Results of Operations

                            DENISON INTERNATIONAL plc

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                 (U.S. dollars in thousands, except share data)

                                                             June 30,   December 31,
                                                               1999         1998
                                                             --------     --------
                                                           (Unaudited)
Current assets:
     Cash and cash equivalents                                $27,076      $35,799
     Accounts receivable, less allowances of
        $1,465 and $2,395 at June 30, 1999
        and December 31, 1998 respectively                     28,609       29,716
     Inventories                                               34,162       38,236
     Other current assets                                       3,982        4,513
                                                             --------     --------
        Total current assets                                   93,829      108,264
     Property, plant and equipment, net                        25,536       24,726
     Other assets                                               1,383        2,013
     Goodwill, net of accumulated amortization of
        $283 and $145 at June 30, 1999 and December
        31, 1998 respectively                                   7,369        8,454
                                                             --------     --------
        Total assets                                         $128,117     $143,457
                                                             ========     ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Notes payable to bank                                    $ 5,486     $ 12,532
     Accounts payable                                           9,338       10,973
     Other accrued liabilities                                 14,315       18,016
     Current portion of capital lease obligations                 142          311
                                                             --------     --------
        Total current liabilities                              29,281       41,832
Noncurrent liabilities:
     Capital lease obligations, less
     current portion                                               20           38
     Pension accrual                                           10,483       10,785
     Other noncurrent liabilities                               4,541        5,921
     Negative goodwill, net of accumulated
     amortization of $5,513 and $4,823 at
     June 30, 1999 and December 31, 1998
     respectively                                               5,368        6,354
                                                             --------     --------
                                                               20,412       23,098

Shareholders' equity:
     `A' ordinary shares (pound)8.00 par value;
        7,125 shares authorized, and 7,015
        issued and outstanding at June 30, 1999
        and December 31, 1998                                      86           86
     Ordinary shares $0.01 par value;
        15,000,000 shares authorized, and
        11,113,950 and 11,097,450 issued and outstanding
        at June 30, 1999 and December 31, 1998                    111          111
     Additional paid-in capital                                 5,479        5,453
     Capital redemption reserve                                 1,090        1,090
     Retained earnings                                         80,164       74,405
     Accumulated other comprehensive income (loss)             (8,506)      (2,618)
                                                             --------     --------
     Total shareholders' equity                                78,424       78,527
                                                             --------     --------
        Total liabilities and shareholders' equity           $128,117     $143,457
                                                             ========     ========

        The accompanying notes are an integral part of these statements.

                            DENISON INTERNATIONAL plc

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)
                 (U.S. dollars in thousands, except share data)

                                     Three months ended       Six months ended
                                          June 30,                June 30,
                                      1999        1998        1999        1998
                                     ------------------      ------------------
Net sales                           $34,593     $35,343     $71,062     $72,714
Cost of sales                        22,182      21,263      46,090      44,772
                                    -------     -------     -------     -------
Gross profit                         12,411      14,080      24,972      27,942
Selling, general and
  administrative expenses             8,221       7,788      16,846      16,328
                                    -------     -------     -------     -------
Operating income                      4,190       6,292       8,126      11,614
Other income                           (181)         --        (181)         --
Interest (expense)
  income, net                            64         334         135         492
                                    -------     -------     -------     -------
Income before taxes                   4,073       6,626       8,080      12,106
Provision for income taxes            1,200       1,796       2,321       3,399
                                    -------     -------     -------     -------
Net income                          $ 2,873     $ 4,830     $ 5,759     $ 8,707
                                    =======     =======     =======     =======


Basic earnings per share            $   .26     $   .44     $   .52     $   .79
                                    =======     =======     =======     ========

Diluted earnings per share          $   .26     $   .43     $   .52     $   .78
                                    =======     =======     =======     =======


        The accompanying notes are an integral part of these statements.

                            DENISON INTERNATIONAL plc

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                           (U.S. dollars in thousands)

                                  Six months ended
                                      June 30,
                                  1999         1998
                                -------      -------
Net cash provided by
  operating activities           $5,355       $5,032
                                -------      -------

CASH FLOWS FROM INVESTING
  ACTIVITIES:
Purchase of property, plant
  and equipment                  (4,471)      (3,463)
Proceeds from disposal of
  property, plant and
  equipment                           5           --
                                -------      -------
Net cash used in investing
  activities                     (4,466)      (3,463)
                                -------      -------

CASH FLOWS FROM FINANCING
  ACTIVITIES:
Net borrowings (repayment)
  on lines of credit             (7,027)        (390)
Repayment of capital lease
  obligations                      (180)        (328)
Proceeds from exercise of
  Stock options                      26           30
                                -------      -------
Net cash used in financing
  activities                     (7,181)        (688)
                                -------      -------

EFFECT OF EXCHANGE RATE
  CHANGES ON CASH                (2,431)        (361)
                                -------      -------

NET INCREASE (DECREASE) IN
  CASH AND CASH EQUIVALENTS      (8,723)         520

CASH AND CASH EQUIVALENTS
  AT BEGINNING OF YEAR/
   PERIOD                        35,799       30,337
                                -------      -------

CASH AND CASH EQUIVALENTS
  AT END OF YEAR/PERIOD         $27,076      $30,857
                                =======      =======


        The accompanying notes are an integral part of these statements.

                            DENISON INTERNATIONAL plc

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1. Basis of Financial Statements

Interim Financial Information

     The financial information at June 30, 1999 and for the six months ended June 30, 1999 and June 30, 1998 is unaudited but includes all adjustments which Denison International plc (the "Company") considers necessary for a fair presentation of financial position at such date and the operating results and cash flows for those periods. All adjustments made were of a normal, recurring nature. Results for the interim period are not necessarily indicative of results that may be expected for the entire year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission Rules and Regulations. These condensed consolidated financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 1998 included in the Company's Annual Report on Form 20-F.

Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

     The preparation of the consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

2. Inventories

     Inventories consisted of the following:

(U.S. dollars in thousands)
                                    June 30,       December 31,
                                      1999             1998
                                    -------          -------
Finished goods                      $11,238          $22,486
Work-in-progress                      3,238            3,343
Raw materials and supplies           19,686           12,407
                                    -------          -------
                                    $34,162          $38,236
                                    =======          =======

3. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

(U.S. dollars and shares in              Three months ended       Six months ended
thousands except per share data)              June 30,                June 30,
                                          1999        1998        1999        1998
                                        -------     -------     -------     -------
Numerator:
   Net income                           $ 2,873     $ 4,830     $ 5,759     $ 8,707
                                        =======     =======     =======     =======

Denominator:
   Denominator for basic
   earnings per share
   weighted-average shares               11,110      11,086      11,107      11,075

   Effect of dilutive stock options          16          67          15          65
                                        -------     -------     -------     -------


                                        6

   Denominator for diluted
   earnings per share -
   adjusted weighted-average shares      11,126      11,153      11,122      11,140
                                        =======     =======     =======     =======
Basic earnings per share                $   .26     $   .44     $   .52         .79
                                        =======     =======     =======     =======
Diluted earnings per share                  .26     $   .43     $   .52         .78
                                        =======     =======     =======     =======

4. Comprehensive Income

The Company's total comprehensive income was as follows (U.S. dollars in thousands):

                                     Three month ended        Six months ended
                                          June 30,               June 30,
                                      1999        1998        1999        1998
                                    -------     -------     -------     -------
Net income                          $ 2,873     $ 4,830     $ 5,759     $ 8,707
Foreign currency translation
  adjustment, net of tax
  benefit                            (1,641)        (40)     (5,888)       (738)
                                    -------     -------     -------     -------
Comprehensive net income (loss)     $(1,232)    $ 4,790       $(129)    $ 7,969
                                    =======     =======     =======     =======

The components of accumulated other comprehensive income, net of related tax, at December 31, 1998 and June 30, 1999 are as follows:

                                                                Accumulated
                                 Pension        Foreign         Other
                                 Liability      Currency        Comprehensive
                                 Adjustment     Translation     Income
                                 ----------     -----------     -------------
Balance at December 31, 1998     $    (43)      $ (2,575)       $ (2,618)

Current period other
   comprehensive income                --         (5,888)         (5,888)
                                 --------       --------        --------

Balance at June 30, 1999         $    (43)      $ (8,463)       $ (8,506)
                                 ========       ========        ========

5. Segment Information

     In 1998, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company's reportable segments are based on geographic area.

     A summary of the Company's operations by geographic area follows:

                                    Three months ended June 30,  Six months ended June 30,
                                          1999        1998            1999        1998
                                        -------     -------         -------     -------
Sales to unaffiliated companies:
United Kingdom                          $ 2,311     $ 2,973        $ 4,793      $ 5,615
France                                    4,354       4,275          8,829        8,761
Germany                                   2,721       3,173          5,835        6,367
Rest of Europe                           10,233       7,879         20,877       16,078
                                        -------     -------        -------      -------
Total Europe                             19,619      18,300         40,334       36,821

United States                             9,368      11,424         19,076       23,470
Canada                                    1,332       1,886          3,408        4,196
                                        -------     -------        -------      -------
Total N. America                         10,700      13,310         22,484       27,666

Asia-Pacific                              4,274       3,733          8,244        8,227
                                        -------     -------        -------      -------

Total consolidated                      $34,593     $35,343       $71,062       $72,714
                                        =======     =======       =======       =======


                                        7




Transfers between geographic areas:
United Kingdom                          $    18     $    12     $    31         $    25
France                                    5,865       6,603      12,219          13,922
Germany                                   3,600       4,156       7,903           8,699
Rest of Europe                               62          59         106             117
                                        -------     -------     -------         -------
Total Europe                              9,545      10,830      20,259          22,763

United States                             2,046       3,156       4,803           6,511
Canada                                       --          --          --              --
                                        -------     -------     -------         -------
Total N. America                          2,046       3,156      25,062           6,511

Asia-Pacific                                 15          16          33              32
                                        -------     -------     -------         -------

Total transfers                          11,606      14,002      25,095          29,306
Elimination's                           (11,606)    (14,002)    (25,095)        (29,306)
                                        -------     -------     -------         -------

Total consolidated                      $     0     $     0     $     0         $     0
                                        =======     =======     =======         =======

Operating income (loss):
United Kingdom                          $   507     $   762     $   909         $ 1,075
France                                    2,057       2,012       3,938           3,928
Germany                                      63       1,061         249           1,450
Rest of Europe                            1,062         607       2,503           1,204
                                        -------     -------     -------         -------
Total Europe                              3,689     $ 4,442       7,599           7,657

United States                               474       1,592         432           3,439
Canada                                       65         339         277             637
                                        -------     -------     -------         -------
Total N. America                            539       1,931         709           4,076

Asia-Pacific                                (38)        (81)       (182)           (119)
                                        -------     -------     -------         -------

Total consolidated                      $ 4,190     $ 6,292     $ 8,126         $11,614
                                        =======     =======     =======         =======


                                     June 30, 1999          December 31, 1998
                                     -------------          -----------------

Identifiable assets:
United Kingdom                          $14,831                $ 9,211
France                                   20,743                 33,035
Germany                                  14,611                 17,615
Rest of Europe                           32,372                 36,308
                                        -------                -------
Total Europe                             82,557                 96,169

United States                            28,183                 29,007
Canada                                    3,742                  3,950
                                        -------                -------
Total N. America                         31,925                 32,957

Asia-Pacific                             13,635                 14,331
                                        -------                -------
Total consolidated                     $128,117               $143,457
                                       ========               ========

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Although the Company reports its financial results in U.S. dollars, approximately 76% of the Company's revenues and expenses are incurred in foreign currencies. The fluctuation of the functional currencies earned by the Company against the U.S. dollar has had the effect of increasing or decreasing (as applicable) U.S. dollar reported net sales, as well as the cost of goods sold, gross profit, selling, general and administrative expenses denominated in such foreign currencies when translated into U.S. dollars as compared to prior periods.

RESULTS OF OPERATIONS

Three Months Ended June 30, 1999 Compared with Three Months Ended June 30, 1998

     The Company's net sales decreased 2.1% to $34.6 million in the three month period ended June 30, 1999 from $35.3 million in the comparable period in 1998. During the same period, net sales in North America decreased 19.6% to $10.7 million from $13.3 million; net sales in Europe increased 7.2% to $19.6 million from $18.3 million; and net sales in the Asia-Pacific region increased 14.5% to $4.3 million from $3.7 million. The decrease in net sales is attributed to the slow North American market, particularly in the oil and gas exploration markets and de-stocking by the Company's North American distributors. Partially offsetting these factors was the full quarter results of Lokomec Oy, a company acquired late in 1998, combined with strong sales in the rest of the Company's European operations and the recovery of sales in the Asia-Pacific markets.

     Restated (at average exchange rates for the three month period ended June 30, 1998), net sales for the three month period ended June 30, 1999, were $35.0 million, a 0.9% decrease over the comparable 1998 period. The increased sales revenue for the period attributable to the exchange rate differences was $0.4 million. Restated (at average exchange rates for the three month period ended June 30, 1998), net sales for the three month period ended June 30, 1999 for the Company's European operations increased 10.9% to $20.3 million from $18.3 million, and net sales for the Asia-Pacific increased 6.7% to $4.0 million from $3.7 million.

     The Company's gross profit decreased 11.8% to $12.4 million in the three month period ended June 30, 1999 from $14.1 million in the comparable 1998 period. Gross profit as a percentage of net sales decreased to 35.9% in the three months ended June 30, 1999 from 39.8% in the comparable period in 1998. The decrease in gross profit was the result of the impact of planned production curtailments to reduce inventories in the quarter, combined with the effects of a labor strike at the Company's Marysville Ohio facility that began in June. The Company reduced inventories by $2.2 million in the quarter and the associated impact on costs is reflected in the reduced gross earnings. Also impacting gross profit in the quarter were the reversal of certain reserves and accruals that were deemed unnecessary. These included a reserve for warranty, established for a specific customer complaint that was resolved in favor of the Company, and adjustments to certain employee benefit reserves, reduced due to the production curtailments discussed.

     Gross profit in Europe decreased 3.9% to $8.5 million in the three months ended June 30, 1999 from $8.8 million in the comparable 1998 period, while gross profit in North America decreased 36.7% to $2.6 million in the three months ended June 30, 1999 from $4.1 million in the comparable 1998 period. Gross profit in the Asia-Pacific region increased 14.8% to $1.3 million in the three months ended June 30, 1999 from $1.2 million in the comparable period in 1998. The decline in gross profit in North America was due primarily to the lower sales revenues recorded combined with the effects of the inventory reduction and work stoppage, while the decline in the gross profits in the European region resulted from lower production volume to reduce inventories, partially offset by the full quarter results of Lokomec Oy. In Asia-Pacific the increase in gross profit resulted from the increased sales volume achieved.

     Restated (at average exchange rates for the three months ended June 30, 1998), gross profit in Europe was $8.8 million, equal to the comparable 1998 period, and gross profit in the Asia-Pacific region was $1.3 million, or a 6.6% increase over the comparable 1998 period. The total increased gross profit for the period attributable to the exchange rate differences was $0.2 million. On a consolidated basis restated gross profit decreased by 10.4%, or $1.5 million, to $12.6 million from $14.1 million in the same period 1998. Restated, gross profit as a percentage of net sales decreased to 36.0% for the three months ended June 30, 1999 compared to 39.8% for the comparable period in 1998.

     Selling, general and administrative ("SG&A") expense increased 5.6% to $8.2 million in the three month period ended June 30, 1999 from $7.8 million in the comparable 1998 period. These expenses as a percentage of net sales increased to 23.8% in the three month period ended June 30, 1999 compared to 22.0% in the comparable 1998 period. The increase in these expenses for the three month period ended June 30, 1999 as compared to the same 1998 period, resulted from the addition of Lokomec Oy in 1999, while the increase as a percentage of net sales is due generally to the reduction in revenues recorded.

     Operating income decreased by 33.4% to $4.2 million in the three months ended June 30, 1999 from $6.3 million in the comparable 1998 period. Operating income as a percentage of net sales decreased to 12.1% in 1999 from 17.8% in the comparable 1998 period. Restated (at average exchange rates for the three months ended June 30, 1998), operating income decreased 31.7% to $4.3 million (12.2% of net sales) in 1999, from $6.3 million (17.8% of net sales) in 1998.

     Net interest income was $0.1 million in the three month period ended June 30, 1999 compared to $0.3 million of interest income in the comparable 1998 period. The decrease in net interest income was primarily due to lower investable balances of cash on hand versus the comparable period in 1998, combined with the interest charges on short term debt obligations.

     The effective tax rate for the three month period ended June 30, 1999 was 29.5% compared to 27.1% for the comparable 1998 period. The increase in the effective tax rate reflects an increased profit contribution from those countries with a higher effective tax rate than the contribution mix in 1998. The provision for taxes decreased 33.1% to $1.2 million for 1999 compared to $1.7 million for the same 1998 period. This provision as a percentage of net sales decreased to 3.5% in 1999 from 5.1% in the same 1998 period.

Six Months Ended June 30, 1999 Compared with Six Months Ended June 30, 1998

     The Company's net sales decreased 2.3% to $71.1 million in the six months ended June 30, 1999 from $72.7 million in the comparable period in 1998. During the same period, net sales in North America decreased 18.7% to $22.5 million from $27.7 million; net sales in Europe increased 9.5% to $40.3 million from $36.8 million; and net sales in the Asia-Pacific region were equal to 1998 results of $8.2 million. The decrease in net sales is attributed to the slow North American market, particularly in the oil and gas exploration markets and de-stocking by the Company's North American distributors. Partially offsetting these factors were strong year to date results of Lokomec Oy, a company acquired late in 1998, combined with stable sales in the rest of the Company's European operations.

     Restated (at average exchange rates for the six months ended June 30, 1998), net sales for the six months ended June 30, 1999, were $70.9 million, a 2.5% decrease over the comparable 1998 period. The decreased sales revenue for the period attributable to the exchange rate differences was $0.2 million. Restated (at average exchange rates for the six month period ended June 30, 1998), net sales for the six months ended June 30, 1999 for the Company's European operations increased 9.8% to $40.4 million from $36.8 million, while net sales for the Asia-Pacific decreased 4.7% to $7.8 million from $8.2 million.

     The Company's gross profit decreased 10.6% to $25.0 million in the six months ended June 30, 1999 from $27.9 million for the same period in 1998. Gross profit as a percentage of net sales decreased to 35.1% in the six months ended June 30, 1999 from 38.4% for year to date 1998. The decrease in gross profit was the result of the impact of planned production curtailments to reduce inventories in 1999, combined with the effects of a labor strike at the Company's Marysville Ohio facility that began in June and lower sales volume. The Company reduced inventories by $4.1 million to date in 1999, compared to inventory balances at December 31, 1998, and the associated impact on the Company's costs are reflected in the reduced gross earnings.

     Gross profit in Europe increased 4.7% to $17.5 million in the six months ended June 30, 1999 from $16.7 million for the six months ended June 30, 1998, while gross profit in North America decreased 43.7% to $5.0 million in the six months ended June 30, 1999 from $8.8 million in the comparable 1998 period. Gross profit in the Asia-Pacific region increased 3.9% to $2.6 million in the six months ended June 30, 1999 from $2.5 million in the comparable period in 1998. The decline in gross profit in North America was due primarily to the lower sales revenues recorded combined with the effects of the inventory reduction and work stoppage, while the increase in gross profits in the European region resulted from the results of Lokomec Oy, partially offset by the impact of planned production curtailments to reduce inventories. In Asia-Pacific the increase in gross profit resulted from cost reductions implemented in 1998.

     Restated (at average exchange rates for the six months ended June 30, 1998), gross profit in Europe was $17.5 million, an increase of 4.9%, or $0.8 million versus the comparable 1998 period, and gross profit in the Asia-Pacific region was $2.5 million, equal to year to date June 1998. The total increased gross profit for the period attributable to the exchange rate differences was less than $0.1 million. On a consolidated basis restated gross profit decreased by 10.8%, or $3.0 million, to $24.9 million from $27.9 million in the same period 1998. Restated (at average exchange rates for the six months ended June 30, 1998), gross profit as a percentage of net sales decreased to 35.2% for the six months ended June 30, 1999 compared to 38.4% for the comparable period in 1998.

     Selling, general and administrative ("SG&A") expense increased 3.2% to $16.8 million in the six months ended June 30, 1999 from $16.3 million for the six months ended June 30, 1998. These expenses as a percentage of net sales increased to 23.7% in the six months ended June 30, 1999 compared to 22.5% in the comparable 1998 period. The increase in these expenses for the six months ended June 30, 1999 as compared to the same 1998 period, resulted from the addition of Lokomec Oy in 1999, partially offset by the impact of cost reductions implemented in 1998, while the increase as a percentage of net sales is due generally to the reduction in revenues recorded.

     Operating income decreased by 30.0% to $8.1 million in the six months ended June 30, 1999 from $11.6 million in the comparable 1998 period. Operating income as a percentage of net sales decreased to 11.4% in 1999 from 16.0% for 1998. Restated (at average exchange rates for the six months ended June 30, 1998), operating income decreased 29.7% to $8.2 million (11.5% of net sales) in 1999, from $11.6 million (16.0% of net sales) in 1998.

     Net interest income was $0.1 million in the six months ended June 30, 1999 compared to $0.5 million of net interest income in the comparable 1998 period. The decrease in interest income was primarily due to lower investable balances of on hand cash versus the comparable period in 1998, combined with the interest charges on short term debt obligations primarily utilized to purchase Lokomec Oy.

     The effective tax rate for the six months ended June 30, 1999 was 28.7% compared to 28.1% for the comparable 1998 period. The provision for taxes decreased 31.6% to $2.3 million for 1999 compared to $3.4 million for the same 1998 period. This provision as a percentage of net sales decreased to 3.2% in 1999 from 4.7% in the same 1998 period.

LIQUIDITY AND CAPITAL RESOURCES
                                               Six Months Ended and At June 30,
                                              ----------------------------------
                                                1999                      1998
                                              ----------------------------------
                                                    (Dollars in thousands)
Cash & cash equivalents                        27,076                    30,857
Net cash provided by operating activities       5,355                     5,032
Net cash used in investing activities          (4,466)                   (3,463)
Net cash used in financing activities           (7181)                     (688)
Effect of exchange rate changes on cash        (2,431)                     (361)

     Net cash provided by operating activities for the six months ended June 30, 1999 increased to $5.4 million from $5.0 million as compared to the same 1998 period. The increase in the Company's cash generated from operations reflects the decreases achieved in working capital requirements, partially offset by the lower profits realized. The $0.3 million increase in net cash provided by operating activities for the six months ended June 30, 1999 as compared to the same 1998 period was attributable to a $6.0 million net decrease in cash used for inventories, a $0.4 million net decrease in cash used for receivables, and a $6.1 million increase in cash provided by accrued expenses and other liabilities. The Company anticipates that operating cash and capital expenditure requirements will continue to be funded by cash flow from operations, cash on hand and bank borrowings.

     Net cash used in investing activities increased to $4.5 million for the six months ended June 30, 1999 from $3.5 million in the comparable 1998 period. Investing activities consisted primarily of investments in manufacturing machinery and equipment for the Company's four production facilities. A majority of the investment in machinery and equipment for the six months ended June 30, 1999 related to projects initiated in 1998.

     Net cash used in financing activities increased to $7.2 million for the six months ended June 30, 1999 from $0.7 million in the comparable 1998 period. The increase of $6.5 million in net cash used in financing activities was primarily attributable to a reduction in the short term debt utilized for the Lokomec Oy acquisition.

     The effect of exchange rate changes on cash and cash equivalents was a negative impact of $2.4 million and $0.4 million for the six months ended June 30, 1999 and 1998, respectively. As approximately two thirds of the Company's business is transacted in currencies other than the U.S. dollar, foreign currency fluctuations had a significant adverse impact on dollar reported balances for the six months ended June 30, 1999 compared to the same period in 1998. The $2.0 million increase in the exchange rate impact on cash and cash equivalents was attributable to a strengthening U.S. dollar against most of the functional currencies earned by the Company in its European and Asia-Pacific operations.

     In December 1998, the Company's U.S. subsidiary entered into an unsecured time note with a bank that provided $12.0 million for working capital and acquisitions. In April 1999 the unsecured time note was converted into a revolving line of credit. Borrowings under the credit line are secured by a guarantee by the Company. Interest on the line, which is based on LIBOR plus 0.875%, is payable monthly. At June 30, 1999, $3.5 million was outstanding under the line.

     Short-term borrowings outside the United States under available informal credit facilities are typically a result of overdrafts. At June 30, 1999, the Company had $1.5 million of foreign debt outstanding. The Company also has an additional $1.8 million of unused foreign credit facilities. The banks may withdraw these facilities at any time.

Year 2000 (Millennium) Issues

     Currently, many computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. The Company and third parties with which the Company does business rely on numerous computer programs in their day to day operations. The Company is evaluating the Year 2000 issue, and as it relates to the Company's internal computer systems and third party computer systems with which the Company interacts. The following describes the Company's status regarding these issues.

The Company's State of Readiness
--------------------------------

     The Company has been formally addressing its year 2000 issues over the past several fiscal years. These efforts involve assessments, conversion plans, conversion implementations and testing of all internal systems running on a variety of computer platforms ranging from mainframe computers to programmable logic controllers.

     All mainframe computer systems have been assessed, action plans have been established and required conversion or reinstallation of computer programs is approximately 85% complete. Full conversion and implementation is expected to be completed by September 1999. In addition, assessment of all non-mainframe applications has been completed with conversion action plans developed.

     In summary the Company believes that its internal systems will be year 2000 compliant in all material aspects by December 1999. However, the Company's ability to execute its plan in a timely manner may be adversely affected by a variety of factors, some of which are beyond the Company's control, including turnover of key employees, availability and continuity of consultants and the potential for unforeseen implementation problems.

     In addition to these efforts with respect to internal systems, the Company has begun the process of assessing the state of readiness of its major suppliers. These suppliers include raw material, energy and production supply providers as well as providers of communication and logistics services. While analysis of the responses received leads the Company to believe that it will not incur any major problems, there can be no assurance that these suppliers will be compliant or that the Company will not be adversely affected by their state of readiness. The Company plans to continue this assessment effort and plans to have this effort completed by September 1999.

     The Company has a large, diverse world wide customer base. No customer represents a majority of the Company's sales. While the Company has not begun an assessment of the state of readiness of its customers, many customers have requested from the Company information regarding its year 2000 issues. Major customers will be contacted within the next three months to determine if any significant loss of business would be expected because of their inability to correct their year 2000 issues on a timely basis.

Costs to Address the Company's Year 2000 Issues
-----------------------------------------------

     The following is a summary of the past and expected future costs to remediate the Company's year 2000 issues:

                                               1997        1998      1999 and      Total
                                                                      Future
                                             --------------------------------------------
                                                            (In Millions)
Costs Charged to Income Before Taxes (1)     $   0.2     $   0.3     $   0.3      $   0.8
Capitalized Software and Hardware (2)            0.3         0.3         0.3          0.9
                                             -------     -------     -------      -------
Total Year 2000 Costs                        $   0.5     $   0.6     $   0.6      $   1.7
                                             =======     =======     =======      =======

(1) The majority of these costs are for outside consultants and programmers, were in addition to the normal operating budget for information systems, and were paid currently. No major systems projects have been deferred to future periods.

(2)  Costs to replace non-Year 2000 compliant systems.

Risk of Year 2000 Issues and Contingency Plans
----------------------------------------------

     As previously stated, the Company expects that its systems will be fully operational and will not cause any material disruptions resulting from unresolved year 2000 issues. Because of the uncertainties associated with assessing customers and suppliers, there is a risk of adverse effects on the Company's future results of operations if the Company's customers and suppliers are not capable of correcting their year 2000 issues, if any. The Company plans to continue assessing these risks by reviews with customers and suppliers. Contingency plans will be developed to deal with any potential year 2000 issues that may arise as a result of these reviews. Contingency plans relating to suppliers, if necessary, will be developed by September 1999. Any necessary contingency plans relating to customers will be developed by September 1999.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        DENISON INTERNATIONAL plc

                                        By: /s/ Bruce A. Smith
                                            ------------------------------
                                            Bruce A. Smith
                                            Chief Financial Officer

Date: August 16, 1999


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